Allan D. Reiss areiss@velaw.com
Tel 212.237.0019  Fax 917.849.5363

February 4, 2010

Via EDGAR and Facsimile

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Penn Virginia GP Holdings, L.P.
Registration Statement on Form S-3
File No. 333-164253

Dear Mr. Schwall:

Penn Virginia GP Holdings, L.P. (the “Registrant”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are the Registrant’s responses to the comments contained in the letter dated January 29, 2010 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.

The Registrant has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission, February 4, 2010, Page 2

Forward-Looking Statements, page 3

1.
We note that the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply to your forward-looking statements. If you retain this section, please revise it to eliminate any suggestion that the statements to which you refer are “forward-looking statements” within the meaning of federal securities law. We refer you to Securities Act Section 27A in general and Section 27A(b)(2)(E) in particular.

Response:                             The Registration Statement has been revised as requested.  Please see page 3 of Amendment No. 1.

Selling Unitholders, page 45

2.
We note the relationships between you, the selling unitholders and Penn Virginia Corporation. Please revise your filing to identify the selling unitholders and Penn Virginia Corporation as underwriters. See Securities Act Rules Compliance and Disclosure Interpretation 612.09, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:                             The Registration Statement has been revised as requested.  Please see page 45 of Amendment No. 1.

3.	Please disclose in this section all material relationships between the registrant and each of the selling unitholders. See Item 507 of Regulation S-K.

Response:                             The Registrant notes that there are no contractual or operational relationships between the Registrant and the selling unitholders.  The selling unitholders are intermediate holding companies that are wholly-owned by Penn Virginia Corporation.

Securities and Exchange Commission, February 4, 2010, Page 3

Exhibit 5.1

4.
We note the assumption in the legal opinion that “[a] Prospectus Supplement will have been prepared and filed with the Commission describing the Selling Unitholder Units offered thereby.” Please provide an explanation of counsel as to why this assumption is necessary and appropriate. For example, we note that the registration statement provides a description of your common units. In the alternative, please obtain and file a legal opinion that does not include this assumption.

Response:                             Exhibit 5.1 to the Registration Statement has been revised to remove the assumption referred to by the Staff.

5.
We note that counsel’s opinion that the units are nonassessable is qualified. Please obtain and file a revised legal opinion that does not include such qualification, or provide an explanation from counsel regarding why this limitation is both necessary and appropriate. For example, we note that the legal opinion filed on October 6, 2006 with your registration statement on Form S-1 (File No. 333-135686) did not include such qualification.

Response:                             Exhibit 5.1 to the Registration Statement has been revised to remove the qualification referred to by the Staff.

Please direct any questions that you have with respect to the foregoing to Allan D. Reiss at (212) 237-0018 or to Catherine Gallagher at (202) 639-6544.

Very truly yours,

/s/ Allan D. Reiss
Allan D. Reiss
Vinson & Elkins L.L.P.
cc:           N. Snyder